SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. THREE)(1)


                              TAG-IT PACIFIC, INC.
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)


                                   873774103
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                                 (CUSIP Number)


                              Ronald L. Fein, Esq.
                            Stutman, Treister & Glatt
                       3699 Wilshire Boulevard, Suite 900
                       Los Angeles, California 90010-2739
                                  213.251.5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 22, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              Page 1 of 7 Pages)

CUSIP No.873774103                    13D                     Page 2 of 7 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        HARRIS TOIBB

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             259,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    366,666 Shares of Common Stock and 183,332 Shares of
  OWNED BY          Common Stock Issuable Upon Exercise of the Warrants -
                    No sole voting rights to until one year after issuance -
    EACH            see Item 6
               _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER

   PERSON           808,998 - With respect to 366,666 Shares of Common Stock
                    and 183,332 Shares of Common Stock issuable upon the
    WITH            exercise of the warrants, see Item 6 with respect to
                    transfer restrictions.
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER



________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        808,998

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

CUSIP No.873774103                    13D                     Page 2 of 7 Pages
________________________________________________________________________________


                            STATEMENT TO SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share ("Common Stock") of Tag-It Pacific, Inc., a Delaware corporation ("Tag-It"), the principal executive offices of which are located at 21900 Burbank Boulevard, Suite 270, Woodland Hills, California 91367.

ITEM 2.        IDENTITY AND BACKGROUND.

               a. The person filing this statement on Schedule 13D is Harris Toibb.

               b. Mr. Toibb's residence address is 307 21st Street, Santa Monica, California 90402.

               c. Mr. Toibb is engaged in real estate development and personal investments.

               d. Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               e. Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               f. Mr. Toibb is a United States citizen.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS.

               Mr. Toibb made a series of open market purchases utilizing personal funds between June 1997 and June 2001 aggregating a total of 259,000 shares of Common Stock for an aggregate purchase price of $1,101,066.84 (the "Open Market Purchases"). Mr. Toibb entered into that certain Stock and Warrant Purchase Agreement by and between Tag-It and Mr. Toibb as investor (the "Purchase Agreement") dated December 28, 2001, pursuant to which he purchased 266,666 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $799,998, and was issued warrants. The warrants, which consist of 66,666 A Warrants and 66,666 B Warrants, are immediately exercisable for a term of four
               (4) years ("Warrants"). The A Warrants are currently exercisable at an initial exercise price per share of $4.34 and the B Warrants are currently exercisable at an initial exercise price per share of $4.73. The exercise prices for A Warrants and B Warrants may


                               Page 3 of 7 Pages
               fluctuate up to a maximum of $5.25 per share. In addition, the Purchase Agreement contemplated a second closing, subject to certain conditions, to occur on or prior to October 1, 2002, for the purchase of an additional 400,000 shares at $3.00 per share, and the issuance of 100,000 A Warrants at an initial price per share of $4.34 and 100,000 B Warrants at an initial price per share of $4.73. Pursuant to the Purchase Agreement, the shares of Common Stock and the Warrants were purchased directly from Tag-It in a transaction not involving a public offering. Mr. Toibb utilized personal funds to make the purchases under the Purchase Agreement.

               On March 22, 2002, under the terms of the Purchase Agreement dated December, 28, 2001, Mr. Toibb purchased, as part of the second closing under the Purchase Agreement, 100,000 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $300,000 and was issued warrants. The Warrants consist of 25,000 A Warrants and 25,000 B Warrants which are immediately exercisable for a term of 4 years. The A Warrants are currently exercisable at an initial price per share of $4.34 and the B Warrants are currently exercisable at an initial price per share of $4.73. The exercise prices for A Warrants and B Warrants may fluctuate up to a maximum of $5.25 per share. Pursuant to the Purchase Agreement, the shares of Common Stock and the Warrants were purchased directly from Tag-It in a transaction not involving a public offering. Mr. Toibb utilized personal funds to make the purchases under the Purchase Agreement.

ITEM 4.        PURPOSE OF TRANSACTION.

               Mr. Toibb purchased the Common Stock in the Open Market Purchases for investment purposes. Mr. Toibb purchased the Common Stock and the Warrants under the Purchase Agreement for investment purposes and, upon the exercise of the Warrants, in whole or in part, the Common Stock thereby acquired by Mr. Toibb, Mr. Toibb presently intends to be, for investment purposes.

               Mr. Toibb presently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

               a. Mr. Toibb beneficially owns 808,998 shares of Common Stock. Mr. Toibb's ownership represents 8.7% of the Common Stock issued and outstanding.

               b. Mr. Toibb has sole voting power with respect to 259,000 shares of the Common Stock and has shared voting power with respect to 366,666 Shares of Common Stock and 183,332 Shares of Common Stock issuable upon the


                               Page 4 of 7 Pages
               exercise of the Warrants for a period of one year after issuance based upon the terms set forth in the Stockholders Agreement described in Item 6 below. Mr. Toibb has sole dispositive power with respect to 625,666 shares of the Common Stock and 183,332 Shares of Common Stock issuable upon the exercise of the Warrants subject to transfer restrictions for a period of one year after issuance based upon the terms set forth in the Stockholders Agreement described in Item 6 below

               c. Mr. Toibb entered into the Purchase Agreement by and between Tag-It and Mr. Toibb, which contemplated the purchase by Mr. Toibb from Tag-It of 666,666 shares of Common Stock together with 166,666 A Warrants and 166,666 B Warrants. Pursuant to the Purchase Agreement, Mr. Toibb has already purchased and received 366,666 shares of Common Stock and 91,666 A Warrants and 91,666 B Warrants. The Purchase Agreement contemplates a further closing, subject to certain conditions, to occur in October 2002.

               d. None

               e. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               On December 28, 2001, Tag-It and Mr. Toibb entered into a Stockholders Agreement which included among other terms, a voting limitation, a proxy provision and transfer restrictions. This agreement does not affect the 259,000 shares that were previously purchased by Mr. Toibb in the open market but effect all Common Stock and Warrants purchased pursuant to the Purchase Agreement. The provision sets forth that Mr. Toibb will not, until the first anniversary of the issue date of the purchased shares of Common Stock (the "Purchased Shares"), vote the Purchased Shares or the shares issued upon exercise of the Warrants (the "Warrant Shares") on any matter to which he is entitled to vote at a meeting of stockholders, including without limitation, in the election of directors, unless instructed by the Board of Directors of Tag-It to do so. If so instructed by the Board of Directors to vote such, Mr. Toibb has agreed to vote only in the manner as so instructed. In addition, Mr. Toibb has agreed, unless otherwise instructed by the Board of Directors, to attend or be represented by proxy at all special and annual meetings such that the Purchased Shares and the Warrant Shares, when issued, are present at the meeting for determining the presence of a quorum. The Stockholders Agreement also restricts for the same period of time Mr. Toibb's ability to transfer the Common Stock and Warrants purchased pursuant to the Purchase Agreement to persons or entities other than affiliates without Tag-It's consent.


                               Page 5 of 7 Pages

ITEM 7.        EXHIBITS.

               The response to Item 6 contained in Mr. Toibb's Schedule 13D filed on January 10, 2002, and any exhibits thereto, are incorporated herein by reference.


                               Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 29, 2002

                                                /S/ HARRIS TOIBB
                                            ----------------------------------
                                            Harris Toibb, an Individual



                               Page 7 of 7 Pages